UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

CMTSU Liquidation Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

17163B102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,356,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,356,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,356,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.79%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,717,941
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,717,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,717,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.10%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,074,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,074,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,074,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.89%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,074,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,074,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,074,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.89%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,074,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,074,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,074,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.89%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,074,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,074,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,074,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.89%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,074,812
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,074,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,074,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.89%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 17163B102

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I and Legion Partners II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 6,356,871 Shares owned directly by Legion Partners I is approximately $5,515,341, including brokerage commissions. The aggregate purchase price of the 1,717,941 Shares owned directly by Legion Partners II is approximately $28,861, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,646,269 Shares outstanding as of November 4, 2018 as reported on the Issuer’s 10-Q filed with the SEC on November 9, 2018.

A.	Legion Partners I
(a)	As of the close of business on February 19, 2019, Legion Partners I beneficially owned 6,356,871 Shares.

Percentage: Approximately 7.79%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,356,871
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,356,871

(c)	The transactions in the Shares by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on February 19, 2019, Legion Partners II beneficially owned 1,717,941 Shares.

Percentage: Approximately 2.10%

9

CUSIP NO. 17163B102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,717,941
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,717,941

(c)	The transactions in the Shares by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 6,356,871 Shares owned by Legion Partners I and (ii) 1,717,941 Shares owned by Legion Partners II.

Percentage: Approximately 9.89%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,074,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,074,812

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	As of the close of business on February 19, 2019, Legion Partners Asset Management beneficially owned 11,398 Shares. Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II may also be deemed the beneficial owner of the (i) 6,356,871 Shares owned by Legion Partners I and (ii) 1,717,941 Shares owned by Legion Partners II.

Percentage: Approximately 9.89%

10

CUSIP NO. 17163B102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,074,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,074,812

(c)	Legion Partners Asset Management has not entered into any transactions during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 6,356,871 Shares owned by Legion Partners I and (ii) 1,717,941 Shares owned by Legion Partners II.

Percentage: Approximately 9.89%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,074,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,074,812

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 6,356,871 Shares owned by Legion Partners I and (ii) 1,717,941 Shares owned by Legion Partners II.

Percentage: Approximately 9.89%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,074,812
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,074,812

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP NO. 17163B102

The filing of this Amendment No. 7 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On February 20, 2019 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond White, dated February 20, 2019.

12

CUSIP NO. 17163B102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

13

CUSIP NO. 17163B102

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

14

CUSIP NO. 17163B102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Legion Partners, L.P. I

Sale of Common Stock	125,960	$0.0016	02/19/2019

Legion Partners, L.P. II

Sale of Common Stock	34,040	$0.0016	02/19/2019